As filed with the Securities and Exchange Commission on November 24, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
SunGard® Capital Corp. II
(Exact Name of Registrant as Specified in its Charter)
Delaware
(State or Other Jurisdiction of Incorporation or Organization)
20-3060101
(I.R.S. Employer Identification Number)
680 East Swedesford Road
Wayne, Pennsylvania 19087
(Address of Registrant’s Principal Executive Offices, including Zip Code)
SunGard 2005 Management Incentive Plan
(Full title of the Plan)
Victoria E. Silbey, Esq.
Senior Vice President—Legal and General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087
(Name and Address of Agent for Service)
484-582-2000
(Telephone Number, Including Area Code, for Agent for Service)
Please send copies of all communications to:
Julie H. Jones, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: 617-951-7000
Fax: (617) 951-7050
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer”, “accelerated filer”, or “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):
SunGard Capital Corp. II
Large accelerated filer ☐.	Accelerated filer ☐.	Non-accelerated filer ☑. (Do not check if a smaller reporting company)	Smaller reporting company ☐.
CALCULATION OF REGISTRATION FEE

	Amount	Proposed maximum	Proposed maximum
Title of each class	to be	offering price	aggregate	Amount of
of securities to be registered	registered (1)	per share	offering price	registration fee
Preferred Stock, $0.001 par value per share	2,500,000 shares	$160.99 (2)	$402,475,000.00 (2)	$22,458.11

(1)	This registration statement covers the maximum number of shares of Preferred Stock, par value $0.001 per share, issuable under the SunGard 2005 Management Incentive Plan, as amended (the “Plan”). In addition, pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such additional shares of Preferred Stock as may be issued pursuant to the anti-dilution provisions of the Plan.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) of the Securities Act. The proposed maximum offering price per share and the proposed maximum aggregate offering price are calculated on the basis of $160.99, the book value of the Preferred Stock per share computed as of September 30, 2009.

PART I
As permitted by Rule 428 under the Securities Act, this registration statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I will be delivered to the participants of the Plan as required by Rule 428(b). Such documents are not being filed with the Securities and Exchange Commission (the “Commission”) as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424(b) under the Securities Act.
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
     SunGard Capital Corp. II (the “Registrant”) hereby incorporates by reference the Registrant’s registration statement on Form 10, as amended, which became effective on June 29, 2009, as filed with the Commission on June 26, 2009 (File No. 000-53654).
     In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) (other than any documents or portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold under this registration statement, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this registration statement.

Item 4. Description of Securities
Overview of our Capital Stock
     The authorized capital of the Registrant consists of 1,000 shares of common stock, par value $0.001 per share, and 14,999,000 shares of Preferred Stock. SunGard Capital Corp. currently owns 100% of the common stock of the Registrant.
Preferred stock
     The Registrant currently has one class of Preferred Stock. The Preferred Stock is non-voting and ranks senior in right of payment to the Registrant’s common stock. Each share of Preferred Stock has a liquidation preference of $100 (the initial “Class P Liquidation Preference”) plus an amount equal to accrued and unpaid dividends accruing at a rate of 11.5% per annum of the initial Class P Liquidation Preference ($100 per share), compounded quarterly. The Preferred Stock is not entitled to any other participation in the increase in value of our Company. The Preferred Stock will not be convertible or exchangeable into any other shares of stock at the option of the holder and is not redeemable at the option of any holder. Holders of Preferred Stock are entitled to receive cumulative preferential dividends, if declared by the Board of Directors, at a rate of 11.5% per annum of the initial Class P Liquidation Preference ($100 per share) payable quarterly in arrears. Dividends on the Preferred Stock will accrue whether or not dividends are declared.
Stockholders Agreement
     Awards granted under the Plan (“Awards”) are subject to the restrictions contained in the Stockholders Agreement entered into by and among the Registrant, SunGard Capital Corp., SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and certain stockholders of the Registrant and SunGard Capital Corp., including a consortium of private equity investment funds (the “Sponsors”) associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co, Providence Equity Partners, Silver Lake and TPG (the “Stockholders Agreement”) in connection with the acquisition of SunGard Data Systems Inc. (“SunGard”) on August 11, 2005 (the “Transaction”). The Stockholders Agreement contains the following provisions, among others, which may expire or be significantly reduced after an initial public offering (an “Initial Public Offering”) or other public offering or offerings which exceed(s) a specified size (a “Qualified Public Offering”).
     Permitted Transfers. For the first five years after the closing of the Transaction, but prior to a Qualified Public Offering, stockholders generally may not transfer shares of SunGard Capital Corp. II Preferred Stock delivered in satisfaction of Awards (the “Shares) without the consent of a super-majority in interest of the Sponsors other than to immediate family members or estate planning vehicles, charitable organizations, in a transaction subject to the tag-along and drag-along provisions described below or in certain other private transfers which may be subject to tag-along and right of first offer provisions described herein. Stockholders are generally subject to limitations on transfers to certain “strategic investors,” transfers which would jeopardize the ability of the Registrant to do a tax free spin-off of one of its business units and any underwriter lock-ups in connection with a public offering of the Registrant’s securities.
     Tag Along Rights. Prior to a Qualified Public Offering, stockholders wishing to transfer their Shares (each a “Prospective Selling Stockholder”) to a buyer (other than affiliates or certain other permitted transferees or charitable organizations) are subject to the tag along rights of other stockholders. Subject to certain exceptions, stockholders other than the Prospective Selling Stockholder have the right to participate in sales by any Prospective Selling Stockholder (subject to a pro rata cut-back by which the stockholder can only sell his or her pro-rata percentage) on the same basis as the Prospective Selling Stockholder.
     Drag Along Rights. Prior to the third anniversary of a Qualified Public Offering, the Sponsors have the right at any time to require all other stockholders to sell Shares at the same price and on the same other terms as the Sponsors when the Sponsors sell their Shares in a “change of control” transaction. Similarly, prior to a Qualified Public Offering, the Sponsors generally have the right to require all other stockholders to exchange or convert their Shares in a recapitalization transaction on comparable terms to the terms on which the Sponsors are exchanging or converting their Shares in the recapitalization.
     Right of First Offer. If any stockholder proposes to sell Shares prior to a Qualified Public Offering, the Sponsors, on a pro rata basis, will have a right of first offer to purchase the Shares proposed to be sold.
     Lock-Up. In connection with any underwritten public offering and any other public offerings, each stockholder agrees to be bound by any lock-up agreement agreed to by a majority in interest of the Sponsors, provided, that these lock-up agreements may not bind the stockholder for longer than 180 days following the initial public offerings up to and including the Qualified Public Offering, and 90 days for subsequent public offerings.
     Voting Agreement. The Stockholders Agreement includes provisions pursuant to which all stockholders agree to vote their Shares as directed by the Sponsors with respect to a sale, recapitalization, merger, consolidation, reorganization or any other transaction involving us and with respect to any recapitalization transaction, in either case incident to the exercise of their drag along rights. All stockholders must also agree to vote their Shares in favor (to the same extent and in the same proportion as the Sponsors have voted) of an amendment to the Registrant’s charter including any increase in the number of authorized common shares to the extent necessary to permit the conversion of common shares as set forth in the Registrant’s charter.
     Call Rights. Pursuant to the Stockholders Agreement, if the employment of a Plan participant (a “participant”) is terminated or the participant resigns, we will have a call option on such participant’s Shares, restricted stock units (“RSUs”) and certain options. To the extent that we do not exercise this call right, the securities will be subject to a similar call right of the Sponsors. Except where the participant is terminated “for cause,” the call price for any Share, option or RSU that is vested will be fair market value, and for any Share, option or RSU that is unvested (and not forfeited in connection with the cessation of employment) will be the lower of cost or fair market value. If the participant is terminated “for cause,” the call price on all Shares, RSUs and options will be the lower of cost or fair market value. In limited circumstances, we may issue a promissory note that bears interest at the prime rate plus 1% and will become payable over the three year period from the date of issuance of the note in lieu of cash to pay the call price. Our and the Sponsors’ call right will end on a Qualified Public Offering.
     Put Rights. Pursuant to the Stockholders Agreement, if a participant’s employment ceases as a result of his or her death or disability, the participant or his or her beneficiaries will have the right to cause us to repurchase such participant’s Shares, RSUs and options; provided, that with respect to Shares the put option will apply only with respect to Shares that have been held by the participant (or his or her beneficiaries) for at least six months. The put price for such participant’s Shares is fair market value. We are required to use commercially reasonable efforts to pay the put price in cash, provided that if we are not able to pay the put price in cash as a result of any contractual or legal restriction, we may issue a promissory note that bears interest at the prime rate plus 1% and will become payable over the three year period from the date of the issuance of the note. The put option will expire on a Qualified Public Offering.
     Amendment and Termination. Certain provisions of the Stockholders Agreement may be amended, modified, extended, terminated or waived without prior notice, including in ways that may materially and adversely affect the rights of a participant.
Item 5. Interests of Named Experts and Counsel.
Not applicable.
Item 6. Indemnification of Directors and Officers.
     Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) enables a corporation in its original certificates of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions pursuant to Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent authorized by the DGCL.
     Section 145(a) of the DGCL provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

     Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     Our certificate of incorporation and bylaws generally provide that we will indemnify our directors and officers to the fullest extent permitted by law and, upon request, advance expenses to any director or officer who is or was a party or is threatened to be made a party to any threatened, pending or completed action or suit. We and our subsidiary SunGard have also entered into indemnification agreements with certain of our directors and officers. Such agreements generally provide for indemnification by reason of being our director or officer, as the case may be. These agreements are in addition to the indemnification provided by our and SunGard’s charters and bylaws.
     We also obtained officers’ and directors’ liability insurance which insures against liabilities that our officers and directors may, in their capacities as our officers and directors, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.
Item 7. Exemption From Registration Claimed.
Not applicable.
Item 8. Exhibits.
Please see Exhibit Index below.
Item 9. Undertakings
(a) The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the Registration Statement.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne, Commonwealth of Pennsylvania, on the 24th day of November, 2009.

SUNGARD CAPITAL CORP. II
Dated: November 24, 2009	By:	/s/ Victoria E. Silbey
		Name:	Victoria E. Silbey
		Title:	Vice President

POWER OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints Cristóbal Conde, Michael J. Ruane and Karen M. Mullane, and each of them singly, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-8 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-8 has been signed by the following persons in the capacities identified and on November 24, 2009:

Signature	Title

/s/ Cristóbal Conde	President, Chief Executive Officer and Director
Cristóbal Conde	(principal executive officer)

/s/ Michael J. Ruane	Executive Vice President and Chief
Michael J. Ruane	Financial Officer (principal financial officer)

/s/ Karen M. Mullane	Vice President (principal accounting officer)
Karen M. Mullane

/s/ Chinh E. Chu Chinh E. Chu	Director

/s/ John Connaughton John Connaughton	Director

/s/ James H. Greene, Jr. James H. Greene, Jr.	Director

/s/ Glenn H. Hutchins Glenn H. Hutchins	Chairman of the Board of Directors

/s/ James L. Mann James L. Mann	Director

/s/ John Marren John Marren	Director

/s/ Sanjeev Mehra Sanjeev Mehra	Director

/s/ Julie Richardson Julie Richardson	Director

EXHIBIT INDEX

4.1	Amended and Restated Certificate of Incorporation of SunGard Capital Corp. II (previously filed as Exhibit 3.2 to the Registration Statement on Form 10-12G filed on April 30, 2009 and incorporated herein by reference).

4.2	Amended and Restated Bylaws of SunGard Capital Corp. II (previously filed as Exhibit 3.4 to the Registration Statement on Form 10-12G filed on April 30, 2009 and incorporated herein by reference).

4.3	2005 Management Incentive Plan, as Amended May 12, 2009 (previously filed as Exhibit 10.1 to SunGard Capital Corp. II’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and incorporated herein by reference).

4.4	SunGard Capital Corp. and SunGard Capital Corp. II Dividend Rights Plan as Amended September 6, 2007 (previously filed as Exhibit 10.6 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 and incorporated herein by reference).

4.5	Forms of Rollover Stock Option Award Agreements (previously filed as Exhibit 10.30 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference).

4.6	Forms of Time-Based Stock Option Award Agreements (previously filed as Exhibit 10.31 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference).

4.7	Forms of Performance-Based Stock Option Award Agreements (previously filed as Exhibit 10.32 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference).

4.8	Forms of Time-Based Restricted Stock Unit Award Agreements (previously filed as Exhibit 10.1 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 and incorporated herein by reference).

4.9	Forms of Performance-Based Restricted Stock Unit Award Agreements (previously filed as Exhibit 10.2 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 and incorporated herein by reference).

4.10	Forms of Time-Based Class A Stock Option Award Agreements (previously filed as Exhibit 10.3 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 and incorporated herein by reference).

4.11	Forms of Performance-Based Class A Stock Option Award Agreements (previously filed as Exhibit 10.4 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 and incorporated herein by reference).

4.12	Form of Amendment to the Performance-Based Stock Option Award Agreement (previously filed on August 13, 2009 as Exhibit (a)(7) to SunGard Capital Corp. II’s Schedule TO and incorporated herein by reference).

4.13	Form of Amendment to the Performance-Based Class A Stock Option Award Agreement (previously filed on August 13, 2009 as Exhibit (a)(8) to SunGard Capital Corp. II’s Schedule TO and incorporated herein by reference).

4.14	Form of Amendment to the Performance-Based Restricted Stock Unit Award Agreement (previously filed on August 13, 2009 as Exhibit (a)(9) to SunGard Capital Corp. II’s Schedule TO and incorporated herein by reference).

4.15	Forms of 2009 Senior Management Performance-Based Restricted Stock Unit Award Agreements (previously filed as Exhibit 10.4 to SunGard Capital Corp. II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and incorporated herein by reference).

4.16	Forms of 2009 Senior Management Performance-Based Class A Stock Option Award Agreements (previously filed as Exhibit 10.5 to SunGard Capital Corp. II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and incorporated herein by reference).

4.17	Form of 2009 Senior Management Time-Based Restricted Stock Unit Award Agreement (previously filed as Exhibit 10.6 to SunGard Capital Corp. II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and incorporated herein by reference).

4.18	Form of 2009 Senior Management Time-Based Class A Stock Option Award Agreement (previously filed as Exhibit 10.7 to SunGard Capital Corp. II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and incorporated herein by reference).

4.19	Stockholders Agreement, dated as of August 10, 2005, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and Certain Stockholders of SunGard Capital Corp. and SunGard Capital Corp. II (previously filed as Exhibit 10.24 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference).

4.20	Participation, Registration Rights and Coordination Agreement, dated as of August 10, 2005, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and Certain Persons who will be Stockholders of SunGard Capital Corp. and SunGard Capital Corp. II (previously filed as Exhibit 10.26 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference).

4.21	Principal Investor Agreement, dated as of August 10, 2005, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and the Principal Investors (“Principal Investor Agreement”) (previously filed as Exhibit 10.25 to SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference).

4.22	Amendment No. 2 to Principal Investor Agreement, dated as of January 31, 2008 (previously filed as Exhibit 10.52 to SunGard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and incorporated herein by reference).

5.1*	Opinion of Ropes & Gray LLP.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Ropes & Gray LLP (contained in the opinion filed as Exhibit 5.1 to this Registration Statement).

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

*	Filed herewith.